
10035484

ES
E COMMISSION
20549

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~66636~~ ~~64461~~

66636

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cleveland Hauswirth Investment Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

243 E. Buffalo Street
(No. and Street)

Milwaukee (City) WI (State) 53202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nancy D. Cleveland (414) 431-6491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Walkowicz, Boczkiewicz & Co., S.C.
(Name – *if individual, state last, first, middle name*)

1800 E. Main Street, Suite 100 (Address) Waukesha (City) WI (State) 53186 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND
03 EXAMINATIONS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/2010

OATH OR AFFIRMATION

I, Nancy D. Cleveland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cleveland Hauswirth Investment Management, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title



NOTARY PUBLIC
BENJAMIN
SANCHEZ
STATE OF WISCONSIN

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Wisconsin
Milwaukee County } ss

Subscribed and sworn to before me

this 22 **day of** February **,20** 10

Notary Public, Milw. **County,** Wis.

My commission expires 2/26/2012

Cleveland Hauswirth Investment Management, Inc.

Annual Report

December 31, 2009

Table of Contents


WALKOWICZ,
BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

Independent Auditor's Report

Board of Directors
Cleveland Hauswirth Investment Management, Inc.
243 E. Buffalo Street
Milwaukee, Wisconsin 53202

Board of Directors:

We have audited the accompanying balance sheets of Cleveland Hauswirth Investment Management, Inc., as of December 31, 2009 and December 31, 2008, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2009 and December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cleveland Hauswirth Investment Management, Inc. as of December 31, 2009 and December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2009 and December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying computation of net capital and aggregate indebtedness schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Walkowicz, Boczkiewicz & Co., S.C.

Waukesha, Wisconsin
February 12, 2010

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Cleveland Hauswirth Investment Management, Inc.
Balance Sheets
December 31, 2009 and December 31, 2008

Assets

	2009	2008
Current Assets:		
Cash	$ 23,494	$ 44,338
Commissions receivable	33,303	25,196
Other prepaids	-	115
Total Current Assets	56,797	69,649
Property and Equipment:		
Computer equipment	5,079	5,079
Furniture and fixtures	406	-
Less: accumulated depreciation	(4,003)	(3,295)
Net Property and Equipment	1,482	1,784
Other Assets:		
Security deposit	4,000	8,484
Total Assets	$ 62,279	$ 79,917

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Balance Sheets
December 31, 2009 and December 31, 2008

Liabilities and Stockholders' Equity

	2009	2008
Current Liabilities:		
Accounts payable	$ 1,668	$ 3,335
Total Current Liabilities	1,668	3,335
Stockholders' Equity:		
Common stock	150	150
Paid in capital	18,678	18,678
Retained earnings	41,783	57,754
Total Stockholders' Equity	60,611	76,582
Total Liabilities and Stockholders' Equity	$ 62,279	$ 79,917

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Operations
For the Years Ended December 31, 2009 and December 31, 2008

	2009	2008
Revenue:		
Advisory fees	$ 240,716	$ 313,524
Commissions	190,734	308,174
Other	1,190	811
Total Revenue	432,639	622,509
Expenses:		
Payroll and related benefits	298,237	433,786
Administration costs	5,900	21,269
Occupancy	52,226	61,026
Other operating expenses	78,247	81,269
Total Expenses	434,610	597,350
Net Income (Loss) from Operations	(1,971)	25,159
Other Income:		
Interest income	-	12
Other income	-	-
Total Other Income	-	12
Net Income (Loss)	$ (1,971)	$ 25,171

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2009 and December 31, 2008

	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2007	$ 150	$ 18,678	$ 78,583	$ 97,411
"S" distributions	-	-	(46,000)	(46,000)
Net income	-	-	25,171	25,171
Balance, December 31, 2008	150	18,678	57,754	76,582
"S" distributions	-	-	(14,000)	(14,000)
Net Loss	-	-	(1,971)	(1,971)
Balance, December 31, 2009	$ 150	$ 18,678	$ 41,783	$ 60,611

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and December 31, 2008

	2009	2008
Cash Flows from Operating Activities:		
Net Income (Loss)	$ (1,971)	$ 25,171
Adjustments to Reconcile Net Income to Net Cash		
Provided by (Used in) Operating Activities:		
Depreciation	709	612
(Increase) Decrease in Assets:		
Commissions receivable	(8,107)	47,194
Other prepaids	115	-
Security deposits	4,484	(4,000)
Increase (Decrease) in Liabilities:		
Accounts payable	(1,668)	(8,772)
Net Cash (Used in) Provided by Operating Activities	(6,438)	60,205
Cash Flows from Investing Activities:		
Fixed assets	(406)	(1,458)
Net Cash Used in Investing Activities	(406)	(1,458)
Cash Flows from Financing Activities:		
"S" distributions	(14,000)	(46,000)
Net Cash Used in Financing Activities	(14,000)	(46,000)
Net Increase (Decrease) in Cash	(20,844)	12,747
Cash - Beginning of year	44,338	31,591
Cash - End of year	$ 23,494	$ 44,338

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2009 and December 31, 2008

	2009	2008
Supplementary Disclosures of Cash Flow Information:		
Cash paid during the period for:		
Interest	$0	$0
Income taxes	$0	$0

See notes to financial statements.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
December 31, 2009 and December 31, 2008

Note 1 - Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Business Activity

The Company was incorporated in the State of Wisconsin on July 1, 2004. The Company is registered with the Securities and Exchange Commission and it is a member of the Financial Industry Regulatory Authority, or "FINRA" (created in 2007 through the consolidation of the National Association of Securities Dealers, Inc. ("NASD") and the member regulation, enforcement and arbitration operations of the New York Stock Exchange). The Company's principal business activity is to provide investment management services, education and advice to retirement plan sponsors and participants. The company will also manage assets for individuals meeting a minimum asset level. Investment management is delivered from the platform of registered investment advisor.

Income Taxes

The Company has elected "S" status for corporation income tax purposes. All income or loss flows through to the individual stockholders' income tax returns and are taxed at their personal rates.

Property and Equipment

Property and equipment are recorded at cost, and depreciated using the MACRS and straight line methods over a three, five, or seven year period.

Bad Debts

The Company uses the direct write-off method to account for bad debts. As such, they are expensed when determined to be bad.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cleveland Hauswirth Investment Management, Inc.
Notes To Financial Statements
December 31, 2009 and December 31, 2008

Note 2 - Net Capital Requirements

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Uniform Net Capital Rule, which required the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company's net capital and required net capital were $21,826 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 7.64%.

Note 3 - Common Stock

Common stock consists of 9,000 shares authorized, 150 shares issued and outstanding $1 par value common shares.

Note 4 - Lease Commitment

Under the terms of noncancellable leases for office space and automobiles, minimum annual rentals, exclusive of additional payment which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending December 31,	Amount
2010	$ 63,681
2011	56,548
2012	33,562
2013	-
2014	-
	$ 153,791

Note 5 - Filing Requirements

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2009. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2009

	2009
Net Capital Computation	
Stockholder's equity at year end	$ 60,611
Deductions:	
Nonallowable assets:	
Nonallowable receivables	(33,303)
Other assets	(4,000)
Net property and equipment	(1,482)
Net Capital	$ 21,826
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 111
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,668
Aggregate Indebtedness	$ 1,668
Percentage of Aggregate Indebtedness to Net Capital	7.64%

Cleveland Hauswirth Investment Management, Inc.
Computation of Net Capital and Aggregate Indebtedness
For the Year Ended December 31, 2009

		2009
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of Date):		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	21,890
Rounding		1
Other prepaids		(65)
Net Capital Per Previous Page	$	21,826



WALKOWICZ, BOCZKIEWICZ & CO., S.C.

CERTIFIED PUBLIC ACCOUNTANTS
1800 East Main Street, Suite 100
Waukesha, Wisconsin 53186-3902

EDWARD J WALKOWICZ, CPA
VALORIE A. BOCZKIEWICZ, CPA
ROXANN V. COWAN, CPA
SHANNON M. ROSZAK, CPA
MICHELLE A. SCHKERYANTZ, CPA
WENDY L. HANSON
WILL A. SILVERS, CPA
CHRISTOPHER P. OLSON
KEVIN J. LEWICKI

Independent Auditor's Report on Internal Control

To the Board of Directors,
Cleveland Hauswirth Investment Management, Inc.

In planning and performing our audit of the financial statements of Cleveland Hauswirth Investment Management, Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Cleveland Hauswirth Investment Management, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(11). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Sec. 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Phone: (262) 548-0444 Fax: (262) 548-0935 Web Page: www.wbcosc.com Email: edw@wbcosc.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of functions exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Cleveland Hauswirth Investment Management, Inc. for the year ended December 31, 2009, and this report does not affect our report thereon dated February 12, 2010. In addition, no facts came to our attention which would indicate the Company was not in compliance with its type k(2)(i) exemption from the requirements of SEC Rule 15c3-3. However, it should be noted that our examination was not directed primarily toward obtaining knowledge of such noncompliance.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices an procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commissions' objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Walbrun, Bosshard & Co., S.C.

Waukesha, Wisconsin
February 12, 2010